June 27, 2019

Jed Kaplan
Chief Executive Officer
Simplicity Esports and Gaming Company
7000 W. Palmetto Park Road, Suite 210
Boca Raton, FL 33433

       Re: Simplicity Esports and Gaming Company
           Preliminary Proxy Statement on Schedule 14A
           Filed June 5, 2019
           File No. 001-38188

Dear Mr. Kaplan:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Schedule 14A

General

1. We note the Form S-1 registration statement (333-228906), filed December 19, 2018, relating to the exercise of the public and private warrants and issuance of underlying common stock, which has never become effective. Please tell us how you intend to ensure that the reduction in exercise price described in the warrant amendment proposal is consistent with the registration and current prospectus delivery requirements of Securities
      Act Section 5. For guidance, refer to Securities Act Compliance and Disclosure
      Interpretation 203.01.
2. Please provide your analysis that the modification of the redemption terms described in the warrant amendment proposal does not constitute the offer and sale of a new security within the meaning of Section 2(a)(3). To the extent you intend to rely on the exemption in Section 3(a)(9), tell us the basis for your reliance.
 Jed Kaplan
Simplicity Esports and Gaming Company
June 27, 2019
Page 2
The Warrant Amendment Proposal, page 6

3. Please explicitly state whether the public warrants are currently exercisable by their terms.
      Refer to Item 12 to Schedule 14A.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact J. Nolan McWilliams, Attorney-Advisor, at (202) 551-3217 or Laura
Nicholson, Special Counsel, at (202) 551-3584 with any questions you may have.



                                                            Sincerely,
FirstName LastNameJed Kaplan
                                                   Division of Corporation
Finance
Comapany NameSimplicity Esports and Gaming Company
                                                   Office of Transportation and
Leisure
June 27, 2019 Page 2
cc:       Laura Anthony, Esq.
FirstName LastName